Free Writing Prospectus dated August 2, 2007
                                                      Filed pursuant to Rule 433
                                                         File No:  333-142235-04



NEWS                                            [COUNTRYWIDE COMMERCIAL GRAPHIC]

Contact Information
-------------------
For media inquiries:
Ed Essa
800-796-8448
pressroom@countrywide.com


       Countrywide Commercial funds $140 million loan for refinance of The
                            Peninsula Beverly Hills

CALABASAS, Calif. (August 2, 2007) - Countrywide Commercial announced today the closing of a $140 million loan to The Belvedere Hotel Partnership, an affiliate of Beverly Hills-based Probity International Corporation, for the refinancing of The Peninsula Beverly Hills, a luxury hotel located within walking distance of the prestigious business community of Century City the world-renowned Rodeo Drive, and Beverly Hills' Golden Triangle shopping district.

The Peninsula Beverly Hills is the only hotel in Southern California to earn the distinction of an AAA Five Diamond and Mobil Five Star rating for 13 consecutive years. It is a 194-room, world-class luxury hotel with an Italian renaissance architecture, furnished suites, guestrooms and villas, some of which have individual balconies, patios, and whirlpool tubs. The hotel also features the award-winning Belvedere restaurant, a roof-top patio restaurant and pool, meeting rooms, and a newly renovated health spa.

Deepak Peruvemba, Senior Vice President with Countrywide Commercial represented the company in this transaction.

Countrywide Commercial is an established player in commercial real estate with offices in New York, Washington, D.C., Boston, Los Angeles, Santa Monica, San Francisco, Miami, Atlanta, Chicago, Dallas, Denver, Phoenix, Seattle, and Orange County.

Over 20 percent of Countrywide Commercial's loan production in 2006 involved hospitality properties. Approximately $1.47 billion and 93 hospitality loans were signed up in 2006. For more information on Countrywide Commercial, please visit http://www.countrywidecommercial.com.

About Countrywide Commercial Real Estate Finance, Inc.
Countrywide Commercial Real Estate Finance, Inc., a provider of fixed- and floating-rate financing for multi-family and commercial properties, is a unit of Countrywide Capital Markets, Inc. (CCM), a wholly-owned subsidiary of Countrywide Financial Corporation (NYSE: CFC). Other CCM business units include Countrywide Securities Corporation, a registered broker-dealer specializing in underwriting, buying and selling mortgage-backed debt securities; Countrywide Servicing Exchange, an advisory and brokerage firm specializing in the transfer of bulk loan mortgage servicing rights portfolios between third parties; Countrywide Asset Management, a full-service company that acquires, services and manages distressed residential mortgage loan assets for rehabilitation and eventual sale; and CCM International, Ltd., and Countrywide Capital Markets Asia, Ltd., distributors of American securities in the UK and Japan, respectively.

Free Writing Prospectus Legend
Merrill Lynch Mortgage Investors, Inc. (the "depositor") has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-142235) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-500-5408.

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